Exhibit 23.3

Consent of Independent Auditors

The Board of Directors

Neuberger Berman Group LLC:

We consent to the use in the registration statement on Form S-4 of Altimar Acquisition Corporation of our report dated December 7, 2020, with respect to the combined statements of financial condition of Dyal Capital Partners (the Company) (a business of Neuberger Berman Group LLC) as of December 31, 2019 and 2018, the related combined statements of operations, changes in equity, and cash flows for the years then ended, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG LLP

New York, New York

December 29, 2020